                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                     600 GRANT STREET PITTSBURGH, PA 15219
         (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

4.   Notes to Financial Statements

5.   Supplemental Schedule of Assets (Held at End of Year)

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated June 25, 2004 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By:  /s/ D. EDWARD I. SMYTH
                                             ...................................
                                                   D. Edward I. Smyth
                                                   Senior Vice President and
                                                   Chief Administrative Officer


June 25, 2004

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The PARTICIPANTS And The
H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company SAVER Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 25, 2004

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                      December 31,
                                                            --------------------------------
                                                               2003                 2002
                                                            -----------          -----------
     Assets:

        Investment in Master Trust  (Notes 4 and 7)         $78,946,768          $65,090,096

        Participant Loans (Note 1)                               40,173               82,213

        Contributions receivable:
            Employee                                            645,786              576,100
            Employer                                            420,615              341,003
                                                            -----------          -----------
                Total contributions receivable                1,066,401              917,103
                                                            -----------          -----------


                Total Assets                                 80,053,342           66,089,412
                                                            -----------          -----------


     Net Assets Available for Benefits                      $80,053,342          $66,089,412
                                                            ===========          ===========








    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2003


     Net change in Investment
         in Master Trust (Note 7)                    $ 8,243,603

     Participant Loan Repayments (Note 1)                (40,810)

     Additions:
        Participant contributions                      6,572,014
        Employer contributions, net                    4,986,863

                                                     -----------
                Total additions                       11,558,877
                                                     -----------

     Deductions:
        Withdrawals                                    5,647,740
        Administrative expenses                          150,000

                                                     -----------
                Total deductions                       5,797,740
                                                     -----------



     Net increase in net assets available
        for benefits for the year                     13,963,930

     Net assets available for benefits at
        the beginning of the year                     66,089,412

     Net assets available for benefits at            -----------
        the end of the year                          $80,053,342
                                                     ===========



    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY SAVER PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

       The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

           General

       The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of the affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. In addition, as a result of the spin-off of certain of the Company's businesses to the Del Monte Foods Company, the Plan became a multiple employer plan as the Plan continues to administer the accounts of the former Heinz employees as part of the Transition Services Agreement. The balances will be transferred to Del Monte's plan once payroll and other administrative processes are established (see note 9). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Board. The members of the Committee are not compensated for serving on the Committee.

       The Board has designated Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan.

           Eligibility

       Regular full time employees are eligible to participate in the Plan on their employment date. Other employees are required to fulfill a probationary period.

           Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Investment Risks

       The Plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

           Contributions

       Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 20% of their compensation. A participant may make contributions into one or more of the investment funds as described in Note 4, in whole percentages, of not less than 1% of earnings.

       Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $12,000 ($14,000 if over age 50) in 2003 and $11,000 ($12,000 if over age 50) in 2002. A participant affected by these limitations will be given timely notification by the Committee.

       At the discretion of the Board, the Company or any participating affiliated company, may contribute, in the form of company stock, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 15 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


           Contributions (continued)

       The Board makes the determination of the amount of such contribution after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants. For the years ended December 31, 2003 and 2002, the matching contribution amounts at various divisions or plants of divisions ranged from 15 cents per each tax deferred dollar (up to 5% of participants' earnings) to $1.00 for each tax-deferred dollar (up to 3% of participants' earnings).

       Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. The supplemental contributions were $623,177 for the year ended December 31, 2003 and $621,698 for the year ended December 31, 2002.

       A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds described in
       Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

       A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

           Participant Accounts

       Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

       The value of a participant's tax deferred account, after tax account, and rollover account is fully vested at all times.

       A participant's matching account (which will be maintained for the Company's matching contributions), will be fully vested upon the completion of three years of service, attainment of age 65, disability, or death. Participants will be vested in the value of their CCA contributions and supplemental contributions upon the occurrence of any of the following events: completion of five years of service, attainment of age 65, disability, or death.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

           Withdrawals and Distributions

       A participant may elect to withdraw from their after tax or rollover account up to 100% of their account balance.

       A participant's tax deferred contributions will be available for withdrawal if:

           (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

           (b)     The participant has attained age 59 1/2.

       A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

       A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

       A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity.

           Loans

       The granting of participant loans is prohibited by the Plan, however, the Plan accepted the existing participant loans from merged plans as described in Note 8. The interest rates for all outstanding loans for the years ended December 31, 2003 and 2002 ranged from 5.5% to 11.0%.

       Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the loan principal will be allocated first to the participant's after tax account, and then to the participant's tax-deferred account. Payments of loan interest are allocated to the participant's after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment elections in effect at the time such interest or principal repayment is received by the Trustee.

           Termination

       The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will become fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

           Administration Expenses

       Effective May 1, 1998, the first $150,000 of annual administrative expenses is paid from Plan assets; the Company pays amounts in excess of $150,000.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

       Investments in the Master Trust are valued as follows:

       The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

       Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

       Temporary investments in short-term investment funds are valued at cost, which approximates market value.

       Other

       The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year and participant loan repayments.

       Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) FEDERAL INCOME TAXES:

       The IRS has made a determination that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

       The IRS has determined and informed the Company by letter dated August 26, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since it was submitted for consideration. However, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

       Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.


(4) INVESTMENT PROGRAMS:

       Fidelity Management Trust Company is Trustee for all of the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. Currently, eight Fidelity funds and seven Vanguard funds are offered in addition to the Company stock fund and the Del Monte stock fund. The Del Monte stock fund was established to hold the Del Monte Foods Company shares that were received when Heinz spun off SKF Foods, a wholly-owned subsidiary of the Company. For each share of Heinz stock that a participant held on December 20, 2002, they received .4466 share of Del Monte Foods stock.


(5) FORFEITURES:

       Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions or used to pay administrative expenses. Forfeitures were $261,315 for the year ended December 31, 2003 and $283,143 for the year ended December 31, 2002.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2003           2002
                                                              ------------    ------------
      Net Assets:
           H.J. Heinz Company common stock                     $   132,463     $   437,525



                                                                     Year Ended
                                                                  December 31, 2003
                                                                  -----------------
              Employer Contributions                                    $  8,367
              Net Appreciation                                            13,832
              Transfers to participant-directed investments             (327,009)
              Administrative fees                                           (252)
                                                                     -----------
              Change in Net Assets                                     ($305,062)
                                                                     ===========

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST:

       The Company has a Master Trust arrangement with the Trustee. The Trustee maintains accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole.

       The following tables present the Master Trust information for the Plan.

                                                                           December 31, 2003
                                     -----------------------------------------------------------------------------------------------
                                                                                                        Net             SAVER Plan
                                     Fair Value of               Investment Income                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $ 19,299,416          $   557,071          $    3,947          ($   527,623)        99.81%

  Managed Income Portfolio             21,605,382                   --           1,010,691             3,124,109          3.29%

        Magellan Fund                  50,046,968              411,295                  --             7,853,336         11.95%

Retirement Gov't Money Market          90,868,284                   --             740,522              (193,120)        33.79%

        Overseas Fund                  12,053,161              117,525                  --             4,641,847          7.31%

     Equity-Income Fund                30,250,916              986,430                  --             7,451,730          9.09%

        Puritan Fund                   26,778,223            1,058,520                  --             4,887,810         10.29%

   Intermediate Bond Fund              21,102,860            1,261,555                  --                12,286          9.54%

        OTC Portfolio                  18,202,149                   --                  --             6,405,328         10.86%

Fixed Income Securities Fund           19,869,437            1,337,627                  --              (360,550)        10.47%

       Wellington Fund                 12,930,692              336,582                  --             2,723,101          7.07%

       Windsor II Fund                 17,579,113              345,080                  --             5,853,363          8.00%

  Institutional Index Fund             26,661,653              380,311                  --             9,215,530          5.95%

      U.S. Growth Fund                 12,362,364               59,605                  --             3,359,317         11.49%

        Explorer Fund                  20,369,189                   --                  --            10,541,521          7.46%

  International Growth Fund             5,701,466               80,335                  --             2,064,150          4.34%

      Del Monte Stock Fund             18,194,543                   --               4,990             3,686,909         15.07%
                                     ------------          -----------          ----------          ------------
     Total Master Trust              $423,875,816          $ 6,931,936          $1,760,150           $70,739,044         18.62%
                                     ============          ===========          ==========          ============

*  Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST (CONTINUED):


                                                                           December 31, 2002
                                     -----------------------------------------------------------------------------------------------
                                                                  Investment  Income                    Net             SAVER Plan
                                     Fair Value of                                                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $ 17,803,232          $   817,905          $    7,165          $ (6,050,774)        98.90%

  Managed Income Portfolio             22,211,865                   --           1,014,169             9,654,755          2.35%

        Magellan Fund                  42,209,953              345,625                  --           (20,253,717)        11.44%

Retirement Gov't Money Market          87,701,660                   --           1,236,520             3,652,081         30.80%

        Overseas Fund                   7,551,788               31,267                  --            (1,931,508)         5.65%

     Equity-Income Fund                23,489,507              484,173                  --            (5,192,824)         8.70%

        Puritan Fund                   22,578,888              741,586                  --            (2,913,358)         9.64%

   Intermediate Bond Fund              21,290,402              828,912                  --             5,555,907          7.91%

        OTC Portfolio                  11,514,508                   --                  --            (6,764,827)         9.40%

Fixed Income Securities Fund           21,294,967              789,851                  --            11,892,028          8.10%

       Wellington Fund                 10,150,186              348,058                  --             1,677,490          6.37%

       Windsor II Fund                 11,889,477              311,363                  --            (3,753,068)         7.45%

  Institutional Index Fund             17,204,871              308,743                  --            (7,372,700)         6.62%

      U.S. Growth Fund                  8,113,755               40,197                  --            (6,302,494)        10.32%

        Explorer Fund                   9,552,896                9,790                  --            (3,340,699)         5.23%

  International Growth Fund             3,607,149               59,272                 611              (780,242)         3.21%

      Del Monte Stock Fund             15,938,589                   --                  51            15,938,589         11.60%
                                     ------------          -----------          ----------          ------------
     Total Master Trust              $354,103,693          $ 5,116,742          $2,258,516          $(16,285,361)        18.38%
                                     ============          ===========          ==========          ============

*  Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(8) PLAN AMENDMENTS AND ACQUISITIONS:

       In September 2002, $684,451 was transferred into the Plan from the Delimex Retirement and Savings Plan. In addition, the Plan also accepted the transfer of $68,413 in outstanding Delimex participant loans.

       Effective April 1, 2002, the age-related contributions made to the company contribution account became ineligible for allocation to the Heinz Stock fund. Also, effective April 1, 2002, the company match may be reallocated by participants to any of the other investment options after three years of service.

(9) SUBSEQUENT EVENTS:

       In January 2004, approximately $30 million of Del Monte participant balances was transferred from the Plan to a separate Del Monte Trust. These balances were for employees who were formerly Heinz employees before the spin-off of certain of the Company's businesses to the Del Monte Foods as described in Note 1.

(10) RELATED PARTY TRANSACTIONS:

       Certain Plan investments are managed by Fidelity Management Trust Company, the trustee of the Plan as of December 31, 2003 and for the year then ended. Therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor.

                         H. J. HEINZ COMPANY EMPLOYEES
                                   SAVER PLAN

                          EIN: 25 - 0542520  PLAN 011
    SCHEDULE H, LINE 4i ---- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2003


                                                     (c) Description of investment including
               (b) Identity of issue, borrower,          maturity date, rate of interest,                    (e) Current
    (a)            lessor, or similar party              collateral, par or maturity value       (d) Cost        Value
    ---        --------------------------------      ----------------------------------------    --------    -----------
     *               Participant Loans               Participant Loans                                 --        $40,173
                                                     Interest Rates, 5.5% - 11.0%


* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

         Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


23. The consent of Independent Registered Public Accounting Firm dated June 25, 2004 is filed herein.